SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

F45 Training Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.00005 per share
(Title of Class of Securities)

30322L101
(CUSIP Number)

July 14, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30322L101	13G	Page 1 of 9 Pages

1	NAMES OF REPORTING PERSONS

L1 Capital Pty Ltd
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia
	5	SOLE VOTING POWER

0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		6,283,492
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

6,283,492
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,283,492
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.96% (1)
12	TYPE OF REPORTING PERSON
OO

(1)	Based upon 90,246,682 shares of Common Stock outstanding as of July 19, 2021.

CUSIP No. 30322L101	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS

L1 Global Manager Pty Ltd
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia
	5	SOLE VOTING POWER

0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		79,536
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

79,536
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

79,536
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.09% (1)
12	TYPE OF REPORTING PERSON
OO

(1)	Based upon 90,246,682 shares of Common Stock outstanding as of July 19, 2021.

CUSIP No. 30322L101	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS

First Maven Pty Ltd
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia
	5	SOLE VOTING POWER

0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		6,336,028
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

6,336,028
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,336,028
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.05%(1)
12	TYPE OF REPORTING PERSON
OO

(1)	Based upon 90,246,682 shares of Common Stock outstanding as of July 19, 2021.

CUSIP No. 30322L101	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS

Mark Landau
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia
	5	SOLE VOTING POWER

0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		6,336,028
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

6,336,028
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,336,028
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.05%(1)
12	TYPE OF REPORTING PERSON
IN

(1)	Based upon 90,246,682 shares of Common Stock outstanding as of July 19, 2021.

CUSIP No. 30322L101	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS

Raphael Lamm
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia
	5	SOLE VOTING POWER

0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		6,336,028
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

6,336,028
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,336,028
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.05%(1)
12	TYPE OF REPORTING PERSON
IN

CUSIP No. 30322L101	13G	Page 6 of 9 Pages

Item 1. Security and Issuer.

This Schedule 13G (the “Schedule 13G”) relates to the common stock, par value $0.00005 per share (the “Common Stock”) of F45 Training Holdings Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 801 Barton Springs Road, 9th Floor, Austin, Texas 78704.

On July 6, 2021, the Issuer effected a 2-for-1 forward stock split of the Company’s Common Stock (the “Forward Split”). The share amounts and share prices of Common Stock specified in this Schedule 13G have been adjusted to give effect to the Forward Split.

Item 2. Identity and Background.

(a)	Name of Person Filing:

This Schedule 13G is being filed by:

(i) L1 Capital Pty Ltd, an Australian Proprietary Company, Limited by Shares (“L1 Capital Pty”);
(ii) L1 Global Manager Pty Ltd, an Australian Proprietary Company, Limited by Shares (“L1 Global Manager Pty”);
(iii) First Maven Pty Ltd, an Australian Proprietary Company, Limited by Shares (“First Maven Pty”);
(iv) Mark Landau, a citizen of Australia; and
(v) Raphael Lamm, a citizen of Australia (together with L1 Capital Pty, L1 Global Manager Pty, and First Maven Pty and Mr. Landau, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of August 13, 2021, a copy of which is filed as an exhibit to this Schedule 13G.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is Level 28, 101 Collins Street, Melbourne VIC 3000.

(c)	Citizenship or Place of Organization:

Commonwealth of Australia

CUSIP No. 30322L101	13G	Page 7 of 9 Pages

(d)	Title of Class of Securities:

Common Stock, par value $0.00005 per share

(e)	CUSIP Number:

30322L101

Item 3.

Not applicable.

Item 4. Ownership.

The information required by Items 4(a)-(c) is set forth with respect to each Reporting Person in Rows (5)-(9) and Row (11) of the respective cover page for each such Reporting Person and is incorporated herein by reference.

The beneficial ownership percentages disclosed on the cover pages of this Schedule 13G and below are based on 90,246,682 shares of Common Stock outstanding as of July 19, 2021, as disclosed in the Issuer’s final prospectus filed under Rule 424(b) on July 16, 2021 and Current Report on Form 8-K filed on July 19, 2021.

L1 Capital Pty is the investment manager of L1 Long Short Fund Limited, an Australian public company limited by shares, L1 Capital Long Short Fund, an Australian domiciled managed investment scheme, and L1 Capital Long Short (Master) Fund, a Cayman Islands exempted company with limited liability, the entities which acquired a total of 6,283,492 shares of the Issuer’s Common Stock. L1 Capital Pty has shared voting and dispositive power over these shares. Accordingly, L1 Capital Pty may be deemed to beneficially own 6,283,492 shares of the Issuer’s Common Stock representing 6.96% of outstanding Common Stock.

L1 Global Manager Pty is the investment manager of L1 Global Opportunities Fund, incorporated as an exempted company with limited liability in the Cayman Islands. L1 Global Opportunities Fund is the owner of approximately 95% of L1 Capital Global Opportunities Master Fund, incorporated as an exempted company with limited liability in the Cayman Islands, which acquired 79,536 shares of the Issuer’s Common Stock. L1 Global Manager Pty has shared voting and dispositive power over these shares. Accordingly, L1 Global Manager Pty may be deemed to beneficially own 79,536 shares of the Issuer’s Common Stock representing 0.09% of outstanding Common Stock.

CUSIP No. 30322L101	13G	Page 8 of 9 Pages

As the sole owner of each of L1 Capital Pty and L1 Global Manager Pty, First Maven Pty may be deemed to beneficially own 6,363,028 shares of the Issuer’s Common Stock representing 7.05% of outstanding Common Stock.

As the Directors of First Maven Pty, each of Mr. Landau and Mr. Lamm may be deemed to beneficially own 6,363,028 shares of the Issuer’s Common Stock representing 7.05% of outstanding Common Stock. First Maven Pty, Mr. Landau and Mr. Lamm have shared voting and dispositive power over these shares of Common Stock.

L1 Capital Pty, L1 Global Manager Pty, First Maven Pty and Messrs. Landau and Lamm expressly disclaimed beneficial ownership of the shares reported by this Schedule 13G, as permitted by Rule 13d-4.

The above amounts do not include 625,000 shares of the Issuer’s Common Stock, including (i) 377,688 shares acquired by L1 Long Short Fund Limited, (ii) 148,119 shares acquired by L1 Long Short Fund, (iii) 69,193 shares acquired by L1 Capital Long Short (Master) Fund, and (iv) 30,000 shares acquired by L1 Capital Global Opportunities Master Fund, in the initial public offering of the Issuer’s Common Stock on July 15, 2021 and sold on July 16, 2021.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 4 above.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 30322L101	13G	Page 9 of 9 Pages

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

August 20, 2021	L1 Capital Pty Ltd
By: First Maven Pty Ltd., Owner

	By:	/s/ Mark Landau
Mark Landau, Director

August 20, 2021	L1 Global Manager Pty Ltd
By: First Maven Pty Ltd., Owner

	By:	/s/ Mark Landau
Mark Landau, Owner

August 20, 2021	First Maven Pty Ltd

	By:	/s/ Mark Landau
Mark Landau, Director

August 20, 2021	/s/ Mark Landau
Mark Landau

August 20, 2021	/s/ Raphael Lamm
Raphael Lamm

Joint Filing Agreement

The undersigned agree to jointly file a Schedule 13G relating to their beneficial ownership of the Common Stock of F45 Training Holdings Inc.

L1 Capital Pty Ltd
By: First Maven Pty Ltd., Owner

By:	/s/ Mark Landau
Mark Landau, Director

L1 Global Manager Pty Ltd
By: First Maven Pty Ltd., Owner

By:	/s/ Mark Landau
Mark Landau, Director

First Maven Pty Ltd.

By:	/s/ Mark Landau
Mark Landau, Director

/s/ Mark Landau
Mark Landau

/s/ Raphael Lamm
Raphael Lamm